650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 19, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Justin Dobbie Julia Griffith Sharon Blume Christine Torney

Re:	IGM Biosciences, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 9, 2019 CIK No. 0001496323

Ladies and Gentlemen:

On behalf of our client, IGM Biosciences, Inc. (“IGM” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 15, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised Amendment No. 1 and is concurrently filing via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on August 9, 2019

Capitalization Table, page 61

1.

Please revise your filing to consistently provide the aggregate number of common stock shares that the outstanding convertible preferred stock will automatically convert to immediately prior to the completion of the offering. For example, page 8 states that 91,150,325 shares of common stock will be issued upon conversion and page 61 states that 86,290,538 shares of common stock will be issued.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

August 19, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Registration Statement. In addition, the Company supplementally advises the Staff that it has considered the discussion of its capitalization numbers throughout Amendment No. 1 and has further clarified its disclosure on pages 8 and 146 of the Registration Statement.

2.

Please revise your filing to provide a consistent explanation of what is included in the pro forma financial information. For example, footnote one to the table on page 10 states the pro forma column gives effect to the issuance of 20,000,000 shares of the Company’s Series C convertible preferred stock. In addition to this transaction, the pro forma explanation preceding the Capitalization Table also provides for the automatic conversion of all outstanding shares of convertible preferred stock. The pro forma financial information explanation as provided in Note 2 to the Notes to the Consolidated Financial Statements for the six months ended June 30, 2019 and 2018 is also for the two events, issuance of Series C convertible preferred stock and automatic conversion of all outstanding convertible preferred stock. Please revise your filing accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 10 of the Registration Statement to clarify that the pro forma column in the balance sheet data table included in the Summary Financial Data section of the Registration Statement assumes the automatic conversion of all outstanding shares of convertible preferred stock into common stock. The Company advises the Staff that this presentation is consistent with the other sections referenced in the Comment Letter.

* * * *

Securities and Exchange Commission

August 19, 2019

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Fred Schwarzer, IGM Biosciences, Inc.

Misbah Tahir, IGM Biosciences, Inc.

Paul Graffagnino, GCA Law Partners LLP

Carolyn Selig, Deloitte & Touche LLP

Previn Waas, Deloitte & Touche LLP

Jonie I. Kondracki, Cooley LLP

Charles S. Kim, Cooley LLP

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.